


Ultrastrip Systems, Inc.

3515 S. E. Lionel Terrace
Stuart, Florida 34997

2004 Annual Report to Shareholders

OUR BUSINESS

Incorporated in April 1998, UltraStrip Systems, Inc. (the "Company" or "UltraStrip") is a water engineering and industrial automation company specializing in water filtration and industrial coating removal using proprietary technologies it has developed. The Company's objective is to enter new markets with innovative and transformational technologies that protect the environment, while enhancing the quality of life throughout the world. Demonstrating its commitment to protecting the environment, the Company has agreed to pay 2% of its revenues (excluding humanitarian programs sales) to Jean-Michel Cousteau's Ocean Futures Society to support and protect the world's oceans and estuary systems.

The Company's initial mission was to develop an automated ultra high pressure ("UHP") coating removal system for the marine industry to replace the environmentally harmful grit blasting process. Grit blasting a single ocean liner leaves behind two million pounds of hazardous, poisonous contaminated paint and industrial waste that must be taken to a landfill for disposal. This hazardous waste could eventually contaminate the sources of our drinking water. Equally harmful, grit blasting generates plumes of extremely fine – and hazardous - dust particles that cause work-related health problems and are carried by trade winds, ultimately damaging the world's reef and estuary ecological systems.

The Company successfully commercialized its first mission with its automated UHP coating removal system, the M3500. This titanium and aluminum robot attaches to the surface of a ship using a patented air gap magnetic array and is controlled and monitored via a remote operator. The paint removal process, performed by the automated water-jetting system, is accomplished through an ultra-high pressure pump, which provides water to the robot at working pressures up to 50,000 pounds per square inch. Simultaneously, a vacuum filtration system captures the removed paint chips and water, separates the particles from the wastewater, and then captures the waste component, while the used water can be released to standard water treatment facilities in a "zero discharge" system. The minimal waste that remains is then deposited into sealed drums for environmentally safe disposal.

The Company believes that its patented, proprietary system offers benefits over existing coating removal methods, including increased efficiency and speed, as well as facilitating environmental compliance by the Company's customers. To date, seven systems have been sold and are in use in shipyards in the United States and elsewhere. Through joint venture agreements now in negotiation, the Company expects to sell additional systems in 2005 for use in shipyards in Japan and Europe. Management believes that the International Maritime Organization's passage of the January 1, 2003 ban on the application of organo-tin based antifouling coatings and the January 1, 2008 ban on the existence of organo-tin based coatings on ship's hulls should lead over time to increased sales and usage of the Company's M3500 system.

More importantly, a byproduct of the M3500 was our development of a state-of-the-art filtration system originally used to recycle the water back into the robot. To avoid damaging the ultra-high pressure water jets, the water filtration system needed to remove even microscopic particles. Given its unique filtering capabilities, management hypothesized that this system could be used as a mobile emergency filtration system to respond to natural disasters, toxic contamination and potential terrorist attacks on water supplies. To test its limits, UltraStrip put its filtration system through the rigorous process of having it verified by the EPA through its Environmental Technology Verification Program (ETV) for decontamination of water following a terrorist attack with biological or chemical nerve agents, including super chlorinated water. The system passed a series of tests and the Company received verification on what we call our Mobile Water Filtration System ("MWFS") in March 2004. With this verification in hand, the Company's management team embarked on a new mission to protect the world's water supply and provide clean drinking water in emergency situations. With this objective in mind the Company has pursued the launch of its new wholly-owned subsidiary, Ecosphere Technologies, Inc. in the first half of 2005. The market focus of Ecosphere is to provide water filtration restoration solutions to humanitarian efforts, including Water Culture Network, Homeland Security, Military customers as well as various other applications including hospitals and other agricultural filtration requirements and disaster water recovery emergency responses.

The statement above relating to future sales of our products is a forward looking statement and is subject to the risks set forth below under "Management's Discussion and Analysis or Plan of Operation."

BUSINESS STRATEGY

The Company's proprietary technologies are subject to patents and patents pending owned by the Company and have a wide variety of applications. The Company's strategy is to internally develop and patent innovative and transformational products using high pressure water technology, test these products in the marketplace, outsource the manufacturing of the products by partnering with highly respected industrial equipment manufacturers and market and distribute the Company's products through exclusive licensing agreements with larger scale, well financed industrial services companies.

PRINCIPAL PRODUCTS AND MARKETS

The Company has developed internally and with the assistance of the National Robotics Engineering Consortium associated with Carnegie Mellon University, innovative and transformational products using high pressure water technology, tested these products under maritime and industrial conditions, outsourced the manufacturing of the products such as the M3500 system and the MEFS to industrial equipment manufacturers, and marketed and distributed products directly or through licensing agreements or joint venture arrangements.

The principal products and related technologies developed to date include the new MEFS and the M3500 system and related products for the maritime industry. In addition, research and development is continuing to develop a commercial prototype 3-D Stripping system for the automotive industry.

OUR MANAGEMENT AND DIRECTORS

The following is a list of our directors and executive officers. All directors serve one-year terms or until each of their successors are duly qualified and elected. The officers are elected by the board of directors.

NAME	AGE	POSITION(S)
Stephen R. Johnson	59	President, Chief Executive Officer and Director
James C. Rushing III	61	Chief Financial Officer and Director
Dennis McGuire	54	Chief Technology Officer, Ecosphere Technologies, Inc. *
John P. Odwazny	48	Chief Operating Officer and Director
Michael R. Donn, Sr.	57	Senior Vice President of Operations, Treasurer and Director
Jacqueline McGuire	43	Senior Vice President of Administration and Secretary
George R. Sterner	64	Chairman of the Board, Vice President - Naval Mission Area Executive for Raytheon
John Bares	42	Director, Senior Research Scientist at Carnegie Mellon University's Robotics Institute and the Director of its National Robotics Engineering Consortium.
Barry Hechtman	52	Director, owns and manages an accounting firm in Miami, Florida.
Gordon G. Kuljian	44	Director, Vice President-Operations for Chemstar Urethanes, Inc.

* Although Mr. McGuire is not an executive officer, he is a key employee.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for our Common Stock. We have been and continue to be engaged in discussions with broker-dealers with respect to initiating a trading market for our Common Stock. One firm has orally agreed to file the necessary application with the National Association of Securities Dealers, Inc., although we are continuing our discussions with one other firm. The NASD has considerable discretion in reviewing the application and will not permit trading to commence until its concerns are satisfied. Typically it sends comment letters to companies requesting detailed answers to questions. We do not expect trading to start until late this Summer and can not predict the price level of initial sales or whether such level will be sustained.

As of June 24, 2005, there were approximately 2,065 record holders of our Common Stock.

We have not paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future. Payment of dividends is within the discretion of our Board of Directors and will depend, among other factors, upon earnings, financial condition and capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

UltraStrip is a water engineering and industrial automation company specializing in water filtration and industrial coating removal. The Company's objective is to enter new markets with innovative and transformational technologies that protect the environment, while enhancing quality of life throughout the world. These technologies are owned and patented by the Company and have a wide variety of applications. The Company's strategy is to internally develop and patent innovative and transformational products using high pressure water technology, test these products in the marketplace, outsource the manufacturing of the products by employing highly respected industrial equipment manufacturers and market and distribute their products through exclusive licensing agreements with larger scale, well financed industrial services companies.

To date, all of the Company's revenue has been generated from the sale of its M3500 coating removal systems, related spare parts and related contract services of the M3500 systems which are used in the removal of paint from large commercial marine vessels. During 2004, 99.6% of revenue came from sales of the M3500 and spare parts to one customer which had an exclusive agreement with the Company, which agreement has expired. The Company does not anticipate receiving material revenue from this customer in 2005. In 2005, the Company expects to continue to generate revenue from the M3500 and commercialize its water filtration system in conjunction with the Water Culture Network by providing its system to third world countries which badly need pure water in order to save lives.

CRITICAL ACCOUNTING ESTIMATES

In response to the SEC's financial reporting release, FR-60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, the Company has selected its more subjective accounting estimation processes for purposes of explaining the methodology used in calculating the estimate, in addition to the inherent uncertainties pertaining to the estimate and the possible effects on the Company's financial condition. The three accounting estimates are discussed below. These estimates involve certain assumptions that if incorrect could create a material adverse impact on the Company's results of operations and financial condition.

REVENUE RECOGNITION

Revenue from sales of equipment is generally recognized when products are delivered to and accepted by the customer, economic risk of loss has passed to the customer, the price is fixed or determinable, collection is probable and any future obligations of the Company are insignificant. Revenue from water jetting service contracts is recognized ratably over the service period or as the services are rendered. Payments received in advance of the performance of services are deferred until the services are performed. The Company uses its judgment in assessing when revenue is realizable and earned, and records revenue based on the specific provisions of its contracts with third parties and its assessment of when collection is probable.

DETERMINATION OF THE ESTIMATED MARKET VALUE OF THE COMPANY'S COMMON STOCK

The Company's Common Stock is not listed on any national securities exchange or established trading market, and therefore there is no easily determined market value for the shares. As a result, our management makes an estimate as to fair market value. The Company calculates the weighted average price per share using primary sales of Common Stock during each reporting period. This average is then used in assigning values to stock issued for services, as the market price of the underlying stock for options granted to employees and service providers and for purposes of computing stock appreciation for variable options. As a result, estimates are made as to the market value of the Company's Common Stock as of any given date for use in various non-cash equity transactions throughout a given reporting period. The Company believes this approach provides the most objective basis for assessing the market value of its Common Stock and provides for consistency among reporting periods.

USEFUL LIVES AND IMPAIRMENT OF MACHINERY, AND EQUIPMENT, AND PATENTS

The Company capitalizes as machinery and equipment its automated water-jetting systems upon completion of all manufacturing and testing and when such systems are placed into service by performance of a contract.

The Company determines the useful lives of machinery and equipment based on the forecasted durability of the raw materials used in the manufacture of its robotic vehicle (i.e., titanium and aluminum) and the technology utilized in the system. While some of the individual components (i.e., the ultra-high pressure pump, the containers, the vacuum system, etc.) of the Company's systems may individually have longer useful lives than the Company's estimate for the useful life of the entire system (i.e., 10 years or longer), the Company believes that the technological advancement in both the robotic vehicle and the configuration of the entire system would be obsolete after five years. Accordingly, the Company has used five years to depreciate its M3500 and the MEFS.

The Company determines the useful lives of its patents based on the remaining life of the patent issued by the U.S. Patent Office. Management believes the legal life of the patent is a reasonable period of time over which the Company expects to realize the benefits of its intellectual property rights because of the broad nature of the Company's patents and the Company's intent to protect its intellectual property rights over the lives of its patents.

The Company reviews for impairment of its machinery and equipment used in its hydro jetting services, whenever events or changes in circumstances indicate that the carrying amount of its assets may not be recoverable. Such events or changes in circumstances might occur when a new version of a product is launched or when a major technological advancement in robotic operations or ultra high water pressure becomes available. During the year ended December 31, 2004 the Company did not have any impairment write offs. During the year ended December 31, 2003, the Company recorded an equipment impairment charge of $627,493, resulting from technological changes in product design.

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report on Form 10-KSB.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

REVENUES

Revenue was $2,063,954 for the year ended December 31, 2004, as compared to $2,292,255 for the year ended December 31, 2003. 99.6% of 2004 revenue came from one customer, Shaw-Robotics from whom we do not expect any further revenue. As a result of Shaw-Robotics contract's initial one-year term expiring on November 12, 2004, the Company is free to negotiate with other service providers or engage in direct sales or contracting services in order to continue the development of the North American market for its M3500 Robotic System. Equipment sales of $1,750,000 and parts sales of $264,605 in 2004 compared to equipment sales of $1,625,017 and part sales of $10,366 in 2003 resulted in a $379,222 increase in equipment and parts revenue in 2004. This $379,222 increase in equipment and parts revenue in 2004 was offset by $0 contract service revenue in 2004 compared to $635,368 contract service revenue in 2003. Lack of contract service revenue resulted in an overall 10% decrease in revenue for 2004.

COST OF REVENUE

Cost of revenue was $1,103,933 for the year ended December 31, 2004 as compared to $910,040 for the year ended December 31, 2003, an increase of 21%. This was largely due to new equipment being sold in 2004 compared to 2003 sales that were from existing depreciated equipment, which improved margins on equipment sales in 2003. In addition, 2004 cost of revenue suffered some pricing increase due to the weak dollar against the Euro.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (excluding other income/expense from operations) decreased to $2,540,052 for the year ended December 31, 2004 compared to $4,001,778 for the year ended December 31, 2003, a decrease of 37%. The decrease is a result of the Company's planned reduction initiatives for discretionary expenses, which are described below.

Salaries and wages, including employee benefits, payroll taxes, and payroll administration expenses, were $1,083,877 for the year ended December 31, 2004 compared to $1,104,373 for the year ended December 31, 2003. The Company achieved a decrease in salary expense while increasing Company personnel by two salaried employees. This decrease is attributable to reductions in executive salaries. Effective in

2005, the reductions were eliminated, we increased salaries of two executive officers and we added a chief financial officer. Accordingly, 2005 salaries and wages will be higher.

Professional fees decreased to $311,692 in 2004 from $340,916 in 2003. The decrease is attributable to less usage of professional services and more efficient use of legal services in the preparation and filing of numerous SEC documents in 2004. In addition, $209,385 of accrued legal expense was removed from the Balance Sheet due to all outstanding litigation being settled in 2004 for less than managements' original estimate.

Research and development decreased to $80,064 in 2004 from $755,748 in 2003 as the Company was focused on commercialization of previously developed products. Research and development in 2004 was focused on the MEFS.

Advertising, conferences and seminars, depreciation, dues and subscriptions, licenses and permits, meals, office expenses, printing and reproduction, public relations, quality assurance, rent, repairs and maintenance, travel and vehicle expenses decreased in aggregate to $988,074 in 2004 from $1,324,085 in 2003, a 25% decrease. Bank charges, commissions, donations, insurance, marketing, postage and delivery, taxes and utilities increased to $630,835 in 2004 from $476,657 in 2003, a 32% increase.

OTHER (INCOME) AND EXPENSES FROM OPERATIONS

NON-CASH COMPENSATION EXPENSE

Non-cash compensation expense was $21,138 for the year ended December 31, 2004 compared to $1,310,104 for the year ended December 31, 2003. The 2004 non-cash compensation expense was attributed to the expensing of stock options granted to four service providers in 2001. These options vested 33% on the first, second and third anniversary of grant date. The 2003 non-cash compensation expense includes the expense for the aforementioned stock options granted in 2001 which vested in 2003. In addition, the 2003 non-cash compensation expense includes 3,000,000 stock options granted to a consultant. The options fully vested as of
the grant date and survive the termination of the Consultant Agreement. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in accounting for stock-based transactions with non-employees, the Company records compensation expense in the statement of operations when such equity instruments are issued.

GAIN ON SALE OF ASSETS

Gain on sale of assets was $0 in 2004 compared to $62,994 in 2003. The 2003 gain on sale of assets was attributed to the sale of two Company vehicles.

LOSS FROM IMPAIRMENT OF ASSETS

In 2004, we did not record any loss from impairment of any assets, compared to 2003 when we recognized a $627,493 loss from the impairment of equipment. The 2003 loss on equipment impairment resulted from technological changes in product design.

LOSS FROM OPERATIONS

The Company continues to incur losses from its operations. Loss from operations for the year ended December 31, 2004 decreased to $1,601,169 from $4,494,166 for year ended December 31, 2003, a 64% decrease. This decrease in our loss from operations was primarily due to the Company's planned reduction initiatives for discretionary expenses, in addition to recording only minimal non-cash compensation expense and no loss on equipment impairment in 2004. The 2003 non-cash compensation expense was $1,310,104 and the loss on equipment impairment was $627,493, both of which were offset by a gain on sale of assets of $62,994.

OTHER EXPENSE

Other expense for the year ended December 31, 2004 was $952,952, compared to $827,522 for the year ended December 31, 2003, a 15% increase. Other expense is primarily comprised of interest expense. The increase in this expense is due to the Company's bridge financing.

PROVISION FOR INCOME TAXES

No provision for income taxes was necessary in 2004 and 2003 due to the loss reported for such years. Further, given the uncertainties as to realization, the net deferred net tax assets have been fully reserved.

NET LOSS

Net loss was $2,554,121 for the year ended December 31, 2004, compared to $5,321,688 for the year ended December 31, 2003, a 52% decrease.

PREFERRED STOCK DIVIDENDS

Preferred stock dividends were $368,500 for the years ended December 31, 2004 and 2003. These dividends reflect Company obligations to preferred shareholders that have not been paid.

NET LOSS APPLICABLE TO COMMON STOCK

Net loss applicable to Common Stock was $2,922,621 for year ended December 31, 2004 compared to $5,690,188 for the year ended December 31, 2003. Basic and diluted loss per common share was $.07 and $0.13 in 2004 and 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to experience losses from operations and remains dependent on outside sources of funding to continue its operations.

Since inception, the Company has relied principally upon the proceeds of private equity financings and loans to fund its working capital requirements and capital expenditures. The Company's net cash used in operating activities for the year ended December 31, 2004 was $2,336,970 compared to $1,666,674 for the year ended December 31, 2003, a 40% increase. This was primarily due to the sale of new equipment in 2004 compared to the sale of used equipment in 2003, in addition to a decrease in accounts payable and accrued liabilities.

There was $82,724 net cash used by investing activities for the year ended December 31, 2004 compared to $0 for the year ended December 31, 2003. Net cash used by investing activities in 2004 was due to $32,724 invested in property and equipment and $50,000 invested in the Japanese Joint Venture.

The Company's net cash provided by financing activities amounted to $2,419,682 for the year ended December 31, 2004, as compared to $1,795,607 for the prior year. Net cash provided by financing activities in 2004 was generated from proceeds received from the issuance of warrants and the issuance of notes payable.

The Company lacks assured available financial resources to meet its December 31, 2004 working capital deficit of $3,899,688 and future operating costs. In November 2004, the Company launched a $5 million bridge offering of Convertible Notes and Warrants. The securities are offered in Units of $100,000 Convertible Notes, convertible 100,000 five-year Warrants exercisable at $1.00 per share into Common Stock at $1.00 per share and 100,000 five-year Warrants exercisable at $1.00 per share into Common Stock at $1.25 per share. Since that date through April 14th, we have sold $4,436,500 of Units including $3,236,500 for cash and the balance through the conversion of outstanding debt. Of this amount, we issued $2,001,500 in 2005 for cash. We have expanded our $5 million bridge offering to $8 million. Due to a scrivener's error, our bridge loan Notes were sold under a written offering document which described the Notes as due in November 2005 rather than in one year. Approximately $ 660,000 of these Notes have not been converted. Additionally, we have $1,145,000 million of debt which is past due. There can be no assurances we will be successful in reaching accommodations with our creditors. If we are successful in reaching agreements with our creditors, we estimate we will need to raise an additional $3.8 million to sustain our operations over the next 12 months.

On November 12, 2003 the Company entered into an Exclusive Service Contracting Agreement with Shaw-Robotic. This contract contains minimum purchases of the Company's equipment of four systems, an obligation to pay UltraStrip a 5% royalty on gross sales and exclusive purchase of spare parts and services. This one-year agreement had six one-year options. Shaw-Robotic did not renew the Exclusive Service Contracting Agreement on November 12, 2004. The Company is now free to negotiate with other service providers or engage in direct sales or contracting services in order to continue the development of the North American market for its M3500 system.

In addition to funds we raise from our sale of convertible notes as described above, we expect to generate revenue in 2005 from the sale of our M3500 to a Japanese joint venture and a European joint venture and from the sale of our MEFS systems. We have not generated any revenue in 2005 through the date of this Report and have not received any purchase orders. There can be no assurances that we will be successful in raising a substantial amount of capital or generating material amounts of revenue. We also have been seeking to renegotiate a substantial amount of past due debt which has not yet been declared as in default. In addition, we have been seeking to convert debt to equity.

Additionally, we plan to spend $500,000 in the first four months of 2005 to support the Water Culture Network.
Due to insufficient cash generated from operations to date, the Company presently does not have cash available to pay all of its accounts payable and other liabilities. Obligations are being met on a month-to-month basis as cash becomes available. There can be no assurances that the Company's present flow of cash will be sufficient to meet current and future obligations. The Company has incurred losses since its inception, and continues to require additional capital to fund operations and development. As such, the Company's ability to pay its already incurred obligations is mostly dependent on the Company raising additional capital in the form of equity or debt.

In the event that the Company is unable to obtain the requisite funds to continue its operations as planned, it will be necessary for the Company to curtail its expenditures and refocus its business plan with a view toward containing costs and obtaining additional revenues. Specific actions to this end might include a reduction in staff, research and development and marketing expenditures. There can be no assurance, however, that such cost reductions will be achieved.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our strategy including our commercialization of our MEFS, and sales of our M3500, our ability to raise funds and reach accommodations with our creditors. Additionally, words such as "seek," "intend," "believe," "plan," "estimate," "expect," "anticipate" and other similar expressions are forward-looking statements within the meaning
of the Act. Some or all of the results anticipated by these forward-looking statements may not occur. Forward-looking statements involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ULTRASTRIP SYSTEMS, INC. WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER OF RECORD A COPY OF THE UltraStrip Systems, Inc. 2004 FORM 10-KSB UPON RECEIPT OF WRITTEN REQUEST OF SUCH PERSON. Requests should be sent to UltraStrip Systems, Inc., 3515 S.E. Lionel Terrace, Stuart, Florida 34997, Attention: Jacqueline K. McGuire, Senior Vice President of Administration and Secretary.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
UltraStrip Systems, Inc.

We have audited the accompanying balance sheets of UltraStrip Systems, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in capital deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficit, and has redeemable convertible cumulative preferred stock eligible for redemption. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tedder, James, Worden & Associates, P.A.

Orlando, Florida
January 28, 2005, except for Notes 7 and 16,
as to which the date is April 13, 2005

ULTRASTRIP SYSTEMS, INC.
BALANCE SHEETS

	December 31, 2004	December 31, 2003
CURRENT ASSETS		
Cash	$ 183,405	$ 183,417
Accounts receivable	47,825	292,006
Inventories	152,677	--
Prepaid expenses and other	148,904	248,724
TOTAL CURRENT ASSETS	532,811	724,147
Property and equipment, net	263,222	460,496
Patents, less accumulated amortization of $29,884 and $23,056, respectively	82,773	89,601
Investment in affiliate	50,000	--
TOTAL ASSETS	$ 928,806	$ 1,274,244
LIABILITIES, REDEEMABLE CONVERTIBLE CUMULATIVE PREFERRED STOCK AND CAPITAL DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 482,969	$ 809,236
Accounts payable - related parties	627,514	848,178
Accrued expenses	746,109	1,610,779
Notes payable to related parties - current portion	2,146,228	2,431,837
Notes payable - current portion	716,293	205,209
TOTAL CURRENT LIABILITIES	4,719,113	5,905,239
Notes payable to related parties – less current portion	--	1,507,893
Notes payable - less current portion	2,008	6,101
TOTAL LIABILITIES	4,721,121	7,419,233
REDEEMABLE CONVERTIBLE CUMULATIVE PREFERRED STOCK SERIES A, 250 shares authorized; 28 shares issued and outstanding, $25,000 per share redemption amount plus dividends in arrears	1,413,848	1,308,848
REDEEMABLE CONVERTIBLE CUMULATIVE PREFERRED STOCK SERIES B, 4,000 shares authorized; 1,054 shares issued and outstanding, $2,500 per share redemption amount plus dividends in arrears	3,772,775	3,509,275
COMMITMENTS AND CONTINGENCIES (Note 14)		
CAPITAL DEFICIT		
COMMON STOCK, $0.01 par value;		

100,000,000 shares authorized; 46,074,613 and 42,437,394 shares issued and outstanding, respectively	460,746	424,374
Additional paid-in capital	25,779,546	20,930,261
Deferred compensation	--	(21,138)
Accumulated deficit	(35,219,230)	(32,296,609)
Total capital deficit	(8,978,938)	(10,963,112)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND CAPITAL DEFICIT	$ 928,806	$ 1,274,244

See accompanying notes to financial statements

ULTRASTRIP SYSTEMS, INC.
STATEMENTS OF OPERATIONS

	Year ended December 31,	
	2004	2003
REVENUES	$ 2,063,954	$ 2,292,255
COST OF REVENUES	1,103,933	910,040
Gross profit	960,021	1,382,215
OPERATING EXPENSES:		
Selling, general and administrative	2,540,052	4,001,778
Non-cash compensation expense	21,138	1,310,104
Loss on equipment impairment	--	627,493
Gain on sale of assets	--	(62,994)
Total operating expenses	2,561,190	5,876,381
Loss from operations	(1,601,169)	(4,494,166)
OTHER (INCOME) EXPENSE:		
Other income	(1,005)	(550)
Interest expense	953,957	828,072
Total other expense	952,952	827,522
Net loss	(2,554,121)	(5,321,688)
Preferred stock dividends	(368,500)	(368,500)
Net loss applicable to Common Stock	$ (2,922,621)	$ (5,690,188)
Net loss per common share (basic and diluted)	$ (.07)	$ (0.13)
Weighted average number of common shares outstanding	43,976,708	42,437,394

See accompanying notes to financial statements.

ULTRASTRIP SYSTEMS, INC.
STATEMENT OF CHANGES IN CAPITAL DEFICIT

	Common Stock					
	Shares	Amount	Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Capital Deficit
BALANCE AT DECEMBER 31, 2002	42,437,394	$424,374	$18,276,200	$(42,998)	$(26,606,421)	$ (7,948,845)
Issuance of warrants for cash	--	--	694,580	--	--	694,580
Issuance of warrants for financing	--	--	671,237	--	--	671,237
Issuance of stock options for services	--	--	1,288,244	--	--	1,288,244
Deferred compensation	--	--	--	21,860	--	21,860
Preferred stock dividends	--	--	--	--	(368,500)	(368,500)
Net loss	--	--	--	--	(5,321,688)	(5,321,688)
BALANCE AT DECEMBER 31, 2003	42,437,394	$424,374	$20,930,261	$(21,138)	$(32,296,609)	$(10,963,112)
Common Stock issued for cash	25,000	250	24,750	--	--	25,000
Common Stock issued in settlement of liabilities	3,510,274	35,103	3,609,803	--	--	3,644,906
Issuance of warrants for cash	--	--	509,500	--	--	509,500
Issuance of warrants for financing	--	--	670,136	--	--	670,136
Issuance of warrants in settlement of liabilities	--	--	36,115	--	--	36,115
Warrants exercised for Common Stock	101,945	1,019	(1,019)	--	--	--
Deferred compensation	--	--	--	21,138	--	21,138
Preferred stock dividends	--	--	--	--	(368,500)	(368,500)
Net loss	--	--	--	--	(2,554,121)	(2,554,121)
BALANCE AT DECEMBER 31, 2004	46,074,613	$460,746	$25,779,546	--	$(35,219,230)	$(8,978,938)

See accompanying notes to financial statements.

ULTRASTRIP SYSTEMS, INC. 2004 2003
STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2004	2003
OPERATING ACTIVITIES:		
Net loss	$(2,554,121)	$(5,321,688)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	236,826	405,877
Gain on sale of property and equipment	--	(62,994)
Provision for equipment impairment	--	627,493
Accretion of discount on notes payable	714,380	572,480
Amortization of deferred compensation	21,138	21,860
Warrants and stock options issued for services	--	1,288,244
Common stock issued in settlement of accrued interest and commission	234,427	
Change in operating assets and liabilities:		
Accounts receivable	244,181	(238,347)
Inventories	(152,677)	460,329
Prepaid expenses and other	99,820	(223,830)
Accounts payable	(326,267)	(119,659)
Accounts payable - related parties	(220,664)	413,229
Accrued expenses	(634,013)	510,332
Net cash used in operating activities	(2,336,970)	(1,666,674)
Investing activities:		
Purchase of property and equipment	(32,724)	--
Investment in affiliate	(50,000)	--
Net cash used in investing activities	(82,724)	--
Financing activities:		
Proceeds from issuance of notes payable and warrants	1,260,000	250,000
Proceeds from issuance of notes payable and warrants to related parties	1,425,000	1,387,000
Repayments of notes payable	(204,818)	(264,473)
Repayments of notes payable to related parties	(595,000)	(271,500)
Proceeds from issuance of Common Stock	25,000	--
Proceeds from sale of warrants	509,500	694,580
Net cash provided by financing activities	2,419,682	1,795,607
Net (decrease) increase in cash	(12)	128,933
Cash, beginning of year	183,417	54,484
Cash, end of year	$ 183,405	$ 183,417

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

UltraStrip Systems, Inc. (the "Company") was incorporated on April 2, 1998 under the laws of the State of Florida and is a water engineering and industrial automation company specializing in water filtration and industrial coating removal.

The Company operates solely in one reportable operating segment. Management monitors and reviews the operating results of equipment sales and contract activities and allocates resources solely on an aggregate basis.

CASH

The Company periodically maintains cash balances in financial institutions in excess of the federally insured limit.

ACCOUNTS RECEIVABLE

Accounts receivable are customer obligations due under normal trade terms. The Company generally requires deposits or letters of credit from customers when purchasing its robotic hydojetting systems.

Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. No provision for uncollectible accounts at December 31, 2004 and 2003 was considered necessary based upon management's estimate of future uncollectible accounts.

INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. At December 31, 2004, inventory consisted of $152,677 of spare parts. At December 31, 2003, there was no inventory.

PROPERTY AND EQUIPMENT AND DEPRECIATION
Property and equipment is recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets of 5 to 7 years. Leasehold improvements are amortized over the lesser of the lease term or the useful life of the improvements. Expenditures for maintenance and repairs are expensed as incurred.

PATENTS
Patents are stated at cost (inclusive of perfection costs) and are being amortized on a straight-line basis over the estimated future periods to be benefited (16.5 years). All patents at December 31, 2004 and 2003 have either been acquired from a related Company or assigned to the Company by a shareholder of the Company. Patents are recorded at the historical cost basis of the related Company or the shareholder. The Company recognized amortization expense of $6,828 and $5,764 for the years ended December 31, 2004 and 2003, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

CHANGE IN ACCOUNTING ESTIMATE
Balances included in accounts payable and accrued expenses as of December 31, 2003 were reduced during 2004 as a result of agreements and settlements entered into during 2004. The effect of these changes was to reduce selling, general and administrative expenses and the net loss for 2004 by $554,492.

REVENUE RECOGNITION
Revenue from sales of equipment is generally recognized when products are delivered to and accepted by the customer, economic risk of loss has passed to the customer, price is fixed or determinable, collection is probable, and any future obligations of the Company are insignificant. Revenue from water-jetting service contracts is recognized ratably over the service period or as the services are rendered. Payments received in advance of the performance of services are deferred until the services are performed. The Company includes shipping and handling fees billed to customers as revenues and shipping and handling costs as cost of revenues.

RESEARCH AND DEVELOPMENT
Expenditures for research and development of the Company's products are expensed when incurred, and are included in operating expenses. The Company recognized research and development costs of $80,064 and $755,748 for the years ended December 31, 2004 and 2003, respectively.

ADVERTISING
The Company conducts advertising for the promotion of its products and services. Advertising costs are charged to operations when incurred; such amounts aggregated $1,443 in 2004 and $15,001 in 2003.

STOCK-BASED COMPENSATION
The Company accounts for its stock option plans using the intrinsic value based method of accounting, under which no compensation expense has been recognized for stock option awards granted at fair market value. For purposes of pro forma disclosures under FAS 123, Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation--Transition and Disclosure, the estimated fair value of the stock options is amortized to compensation expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year ended December 31,	
	2004	2003
Net loss applicable to Common Stock, as reported	$(2,922,621)	$(5,690,188)
Add: Stock-based employee compensation (benefit) included in reported net loss, net of related tax effects	--	--
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(444,472)	(663,110)
Pro forma net loss	$(3,367,093)	$(6,353,298)
Basic loss per common share as reported	$ (0.07)	$ (0.13)
Basic loss per common share pro forma	$ (0.08)	$ (0.15)

The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model based on the following assumptions:

	Year ended December 31,	
	2004	2003
Risk free interest rate	4.19%-4.50%	3.92% - 4.25%
Expected life	5-20 years	10-20 years
Expected volatility	0%	0%
Dividend yield	0.0	0.0

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options and warrants have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options. No stock-based employee compensation expense was recorded for the years ended December 31, 2004 and 2003.

INCOME TAXES
The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

LOSS PER SHARE
Basic loss per share is computed on the basis of the weighted average number of common shares outstanding during each year. Diluted loss per share is computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an antidilutive effect on diluted loss per share are excluded from the calculation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of the Company's financial assets, including cash, accounts receivable and of certain financial liabilities (accounts payable, accounts payable - related parties and accrued expenses), approximate fair value because of their short maturities. Based on the Company's estimate of its current incremental borrowing rate for loans with similar terms and average maturities, the carrying amounts of notes payable to related parties and notes payable approximate fair value.

Based upon the conversion terms of the Company's Series A and B Redeemable Convertible Cumulative Preferred Stock (Preferred Stock) and the estimated current fair value of the Company's Common Stock into which the Preferred Stock is convertible, the fair value of the Preferred Stock aggregates approximately $1,552,090 and $2,018,000 as of December 31, 2004 and 2003 respectively.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment," or SFAS No. 123(R). SFAS No. 123(R) revises FASB Statement No. 123 "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, and its related implementation guidance. This Statement eliminates the ability to account for share-based compensation using the intrinsic value method under APB Opinion No. 25. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, known as the requisite service period, which is usually the vesting period. SFAS No. 123(R) is effective for companies filing under Regulation SB as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for us will be our first quarter of the year ending December 31, 2006. We anticipate adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Accordingly, the provisions of SFAS No. 123(R) will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date must be recognized as the requisite service is rendered on or after the required effective date. These new accounting rules will lead to a decrease in reported earnings. Although our adoption of SFAS No. 123(R) could have a material impact on our financial position and results of operations, management is still evaluating the potential impact from adopting this statement.

2. GOING CONCERN

The accompanying financial statements were prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. During the year ended December 31, 2004, the Company incurred losses of approximately $2.6 million, had a working capital deficiency of $3.9 million, had outstanding redeemable convertible cumulative preferred stock that became eligible for redemption after June 2002 for $5.2 million and had not reached a profitable level of operations, all of which raise substantial doubt about the Company's ability to continue as a going concern.

The Company's continued existence is dependent upon achieving sufficient sales levels and its ability to resolve its liquidity problems, principally by obtaining additional debt financing and equity capital. While pursuing additional debt and equity funding, the Company must continue to operate on limited cash flow generated internally.

The Company plans to reduce its working capital requirements by generating revenues from the sale and lease of equipment and by deferring or reducing salaries, as necessary from time to time, for some members of senior management and by reducing advertising, travel and entertainment, consulting and office expenses in an effort to reduce costs. Working capital limitations continue to impinge on day-to-day operations, thus contributing to continued operating losses. The continued support and forbearance of its lenders and preferred stockholders will be required, although this is not assured.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. There are no assurances that the Company will be successful in achieving the above plans, or that such plans, if consummated, will enable the Company to obtain profitable operations or continue as a going concern.

3. PREPAID EXPENSES AND OTHER

The major components of prepaid expenses and other are as follows:

	December 31,	
	2004	2003
Vendor deposits	$110,963	$203,178
Other	37,941	45,546
Total prepaid expenses and other assets	$148,904	$248,724

4. INVESTMENT IN AFFILIATES

On April 13, 2004, UltraStrip Japan, Ltd was formed under Japanese law as a joint venture between the Company (49.9% ownership) and five Japanese companies (50.1% ownership): Kamimura International Associates, LLC, Ihara Company, Ltd., Kyokuto Boeki Kaisha, Ltd., Shuwa Kalun Kaisha, Ltd., and Chiba Marine Yokohama Co., Ltd. The Company contributed $50,000 of capital to the joint venture. The joint venture will introduce the M3500 Robotic System into the Japanese and Asian markets. The Company's investment is not majority owned or controlled and is being accounted for using the equity method. Financial information for UltraStrip Japan, Ltd. for the year ended December 31, 2004 is summarized as follows:

Cash	$100,000
Stockholders' equity	$100,000

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Est Useful Life	December 31, 2004	December 31, 2003
Machinery and equipment	5 years	$ 717,954	$ 688,554
Furniture and fixtures	7 years	277,250	277,250
Automobile and trucks	5 years	41,239	41,239
Leasehold improvements	5 years	214,116	214,116
Office equipment	5 years	150,809	147,485
		1,401,368	1,368,644
Less accumulated depreciation		(1,138,146)	(908,148)
		$ 263,222	460,496

Depreciation expense for the years ended December 31, 2004 and 2003 aggregated $229,998 and $400,113, respectively.

At December 31, 2004, machinery and equipment with a carrying value aggregating $223,218 was pledged as collateral for certain notes payable to related parties and notes payable.

6. ACCRUED EXPENSES

The major components of accrued expenses are summarized as follows:

	December 31, 2004	December 31, 2003
Customer deposits	$ --	$ 612,500
Accrued payroll and related benefits	539,121	524,744
Other accrued expenses	206,988	473,535
Total accrued expenses	$746,109	$1,610,779

7. NOTES PAYABLE

(A.) RELATED PARTY

Notes payable to related parties consist of the following:

	December 31,	
	2004	2003
Notes payable to former Director and stockholder (i) $1,000,000 note payable, net of discount, due on September 14, 2004, collateralized by all existing equipment and machinery utilized to manufacture the Company's product (ii) $125,000 note payable, net of amortized discount, due on September 14, 2004, secured by all existing equipment and machinery utilized to manufacture the Company's product; $20,000 note payable, interest at prime plus 2% (7.25% at December 31, 2004), due upon demand.	$ 1,145,000	$ 1,025,793
Revolving line of credit agreement with a stockholder collateralized by two automated water-jetting systems due on March 12, 2004 at which time it was converted to equity (iii). There was no interest due to the lender; however, the lender received $175,000 and $170,000 of the gross revenues on two water-jetting systems sold in 2004 and two hydro jetting systems sold in 2003, respectively.	--	750,000

	December 31,	
	2004	2003
Unsecured note payable to an employee/stockholder, interest at prime plus 2%, due upon demand. Note payable and accrued interest converted to equity in March 2004 (iv).	--	517,893
Unsecured notes payable to stockholder, interest at prime plus 2%, due upon demand. Note payable and accrued interest converted to equity in November 2004 (v).	--	593,044
Notes payable to stockholders, interest at 18%, collateralized by certain machinery and equipment of the Company due as follows: $200,000 due on June 30, 2004 and $100,000 due on July 31, 2004. Notes payable of $150,000 and $100,000 and accrued interest were converted to equity June and July 2004, respectively (vi). $50,000, interest at 18%, extended to June 30, 2005.	50,000	300,000

Unsecured notes payable to stockholder, interest at prime plus 2% (7.25% at December 31, 2004), due upon demand.	398,000	398,000
Unsecured notes payable to Director, interest at prime plus 2% (7.25% at December 31, 2004), due March 31, 2005. The Note has been extended through September 30, 2005.	240,000	240,000
Unsecured bridge finance notes payable of $200,000 to shareholders, net of discount, convertible into common stock at the rate of $1.00 per share of common stock, contains two detachable warrants for every dollar of principal to acquire shares of common stock at an exercise price of $1.00 and $1.25 per share. interest at 5%, due November 1, 2005.	173,228	--
Unsecured notes payable to stockholder, interest at 18%, due February 28, 2005, which was paid when due.	100,000	--
Unsecured note payable to stockholder, interest at prime plus 2%, due upon demand. Note payable and accrued interest converted to equity in November 2004.	--	75,000
Unsecured note payable to a company owned by UltraStrip shareholders, interest at prime plus 2% (7.25% at December 31, 2004), due upon demand	40,000	40,000
Total related party debt	$ 2,146,228	$ 3,939,730
Less current portion	(2,146,228)	(2,431,837)
Long-term related party debt	$ --	$ 1,507,893

(i) In October 2001, in connection with the $1,000,000 note payable, the Company granted warrants to acquire 100,000 shares of Common Stock and valued such warrants at $170,000 based on the relative estimated fair value of the warrants. The warrants are exercisable at $0.07 per share, were fully vested at the date of grant and expire in 2021. As such the Company recorded $830,000 as debt, net of the allocation of the proceeds to the warrants, which is included in paid-in capital in the balance sheet of $170,000. The Company amortized to interest expense the value ascribed to the warrants over the initial term of the debt.

On October 18, 2002, the due date for this note was extended until January 17, 2003 in exchange for the granting of 62,500 additional warrants to purchase the Company's Common Stock at an exercise price of $0.07 per share. The Company valued such warrants at $75,016 based on the relative estimated fair value of the warrants. As such, the Company recorded $75,106 to paid-in-capital. The Company amortized to interest expense the value ascribed to the warrants over the extension period.

On January 17, 2003, the due date for this note payable was extended until May 16, 2003 in exchange for the granting of 130,000 additional warrants to purchase the Company's Common Stock at an exercise price of $0.07 per share. The estimated fair value of the warrants of $165,617 was amortized to interest expense over the term of the extension.

On May 16, 2003, the due date for this note payable was extended until September 16, 2003 in exchange for the granting of 130,000 additional warrants to purchase the Company's Common Stock at an exercise price of $0.07 per share. The estimated fair value of the warrants of $165,227 was amortized to interest expense over-the term of the extension.

On September 16, 2003, the due date for this note payable was extended until March 15, 2004 in exchange for the granting of 195,000 additional warrants to purchase the Company's Common Stock at an exercise price of $0.07 per share. The estimated value of the warrants of $248,669 was amortized to interest expense over the term of the extension.

On March 15, 2004, the due date for this note payable was extended until June 15, 2004 in exchange for the granting of 97,500 additional warrants to purchase the Company's Common Stock at an exercise price of $0.07 per share. The estimated value of the warrants of $117,683 is being amortized to interest expense over the term of the extension

On June 15, 2004, the due date for this note payable was extended until September 14, 2004 in exchange for the granting of 97,500 additional warrants to purchase the Company's Common Stock at an exercise price of $0.07 per share. The estimated fair value of the warrants of $124,403 is amortized to interest expense over the term of the extension.

On September 14, 2004, due date for this note payable, the Company and lender entered into negotiations as to the terms of renewal. At present, renewal terms have not been finalized.

(ii) On December 9, 2002, the Company issued a promissory note and 5,000 warrants to purchase the Company's Common Stock to the same creditor for aggregate proceeds of $125,000. The Company valued such warrants at $6,049 based on the relative estimated fair value of the warrants. The warrants are exercisable at $0.07 per share, were fully vested at the date of grant and expire in 2022. As such the Company recorded $118,951 as debt, net of the allocation of the proceeds to the warrants, which is included in paid-in capital in the balance sheet of $6,049. The Company amortizes to interest expense the value ascribed to the warrants over the initial term of the debt.

On February 7, 2003, the due date for this note payable was extended until March 7, 2003 in exchange for the granting of 5,000 additional warrants to purchase the Company's Common Stock at an exercise price of $0.93 per share. The estimated fair value of the warrants of $5,013 was amortized to interest expense over the term of the extension.

On March 7, 2003, the due date for this note was extended until May 7, 2003 in exchange for the granting of 10,000 additional warrants to purchase the Company's Common Stock at an exercise price of $0.93 per share. The estimated fair value of the warrants of $9,929 was amortized to interest expense over the term of the extension.

On May 7, 2003, the due date for this note was extended until July 7, 2003 in exchange for the granting of 10,000 additional warrants to purchase the Company's Common Stock at an exercise price of $0.93 per share. The estimated fair value of the warrants of $9,329 was amortized to interest expense over the term of the extension.

On July 7, 2003, the due date for this note was extended until September 9, 2003 in exchange for the granting of 10,000 additional warrants to purchase the Company's Common Stock at an exercise price of $0.93 per share. The estimated fair value of the warrants of $9,320 was amortized to interest expense over the term of the extension.

On September 9, 2003, the due date for this note was extended until March 15, 2004 in exchange for granting of 40,000 additional warrants to purchase the Company's Common Stock at an exercise price of $1.02 per share. The estimated fair value of the warrants of $40,683 was amortized to interest expense over the term of the extension.

On March 15, 2004, the due date for this note was extended until June 15, 2004 in exchange for granting of 20,001 additional warrants to purchase the Company's Common Stock at an exercise price of $1.02 per share. The estimated fair value of the warrants of $17,913 is being amortized to interest expense over the term of the extension.

On June 15, 2004 the due date for this note payable was extended until September 14, 2004 in exchange for the granting of 20,001 additional warrants to purchase the Company's Common Stock at an exercise price of $1.02 per share. The estimated fair value of the warrants of $18,987 is being amortized to interest expense over the term of the extension.

On September 14, 2004, due date for this note payable, the Company and lender entered into negotiation as to the terms of renewal. At present, renewal terms have not been finalized.

(iii) On March 11, 2003, the Company signed a revolving line of credit agreement to borrow $750,000 from a related party. On March 12, 2004, the lender exchanged the debt and accrued interest for 925,000 shares of the Company's Common Stock.

(iv) On March 10, 2004, an unsecured note payable to an employee/shareholder in the amount of $517,893 and accrued interest was exchanged for 448,774 shares of the Company's Common Stock.

(v) On November 5, 2004, an unsecured note payable to a shareholder in the amount of $593,044 and accrued interest was exchanged for 1,000,000 shares of the Company's Common Stock.

(vi) On June 30, 2004, unsecured notes payable to shareholders in the amount of $150,000 and accrued interest were exchanged for 157,000 shares of the Company's Common Stock. On July 31, 2004, an unsecured note payable to a shareholder in the amount of $100,000 and accrued interest was exchanged for 104,500 shares of the Company's Common Stock.

(vii) On November 5, 2004, an unsecured note payable to a shareholder in the amount of $125,000 and accrued interest was exchanged for 200,000 shares of the Company's Common Stock.

(B.) OTHER

Notes payable consist of the following:

	December 31,	
	2004	2003
Notes payable of $200,000, interest at 18%, due on March 31, 2004, guaranteed by the former CEO of the Company and his spouse . On April 21, 2004, the note was paid.	$ --	$ 200,000
Installment note, payable $506 monthly including interest at 7.9%, through April 2006 collateralized by vehicle.	6,492	11,310
Unsecured bridge finance notes payable of $360,000, net of discount, convertible into common stock at the rate of $1.00 per share of common stock, contains two detachable warrants for every dollar of principal to acquire shares of common stock at an exercise price of $1.00 and $1.25 per share, interest at 5%, due November 1, 2005	311,809	--
Unsecured note payable of $400,000, interest at 18% due on February 21, 2005 (i)	400,000	--
Total debt	718,301	211,310
Less current portion	(716,293)	(205,209)
Long-term debt	$ 2,008	$ 6,101

(i) On July 21, 2004, the due date for this note was extended to October 21, 2004.

On October 21, 2004, the due date for this note was extended to January 21, 2005.

On January 21, 2005, $200,000 and accrued interest was paid to the lender. The due date for the remaining $200,000 note payable was extended to February 21, 2005.

Future cash payment obligations for debt are as follows:

Years ending December 31,	
2005	$2,924,098
2006	2,008
Total	$2,926,106

8. COMMON STOCK

Issuances of the Company's Common Stock during the year ended December 31, 2004 included the following: (i) 25,000 restricted, unregistered shares of Common Stock were issued to an accredited investor for net proceeds of $25,000 (ii) 3,510,274 restricted, unregistered shares of Common Stock were issued to lenders in exchange for $3,644,906 of debt and accrued interest (iii) 101,945 restricted, unregistered shares of Common Stock were issued for 101,945 warrants exercised at no cost per warrant. There were no issuances of the Company's Common Stock during the year ended December 31, 2003.

At December 31, 2004, 23,556,849 shares of Common Stock were reserved for issuance under the Company's two fixed stock option plans, outstanding non-plan options, warrants and upon conversion of the outstanding Series A and Series B Redeemable Convertible Cumulative Preferred Stock.

The Company's outstanding options and warrants to acquire Common Stock and shares of Common Stock issuable upon conversion of outstanding redeemable convertible cumulative preferred stock, all aggregating 18,279,012 and 12,054,289 shares of Common Stock at December 31, 2004 and 2003, are not included in the computation of loss per share because the effects of inclusion would be anti-dilutive.

9. REDEEMABLE CONVERTIBLE CUMULATIVE PREFERRED STOCK

SERIES A
During the year ended December 31, 1999, the Company issued 62 shares of Series A Redeemable Convertible Cumulative Preferred Stock at $25,000 per share for net proceeds of $1,550,000. The shares are redeemable at the option of the Company at $27,500 per share plus accrued dividends and, in June 2002, became redeemable at the option of the holder at $25,000 per share plus accrued dividends.

The Series A Redeemable Convertible Cumulative Preferred Stock provides annual dividends, at the rate of $3,750 per share, payable in cash, which are cumulative and have priority over dividends on the Series B preferred and Common Stock. Dividends in arrears at December 31, 2004 and 2003 were $713,848 and $608,848, respectively.

Each share of Series A Redeemable Convertible Cumulative Preferred Stock is convertible into 24,000 shares of Common Stock at the holder's option, and is non-voting. The Series A preferred shall automatically be converted into Common Stock in the event of an underwritten public offering. During the years ended December 31, 2004 and 2003, no shares of Series A preferred stock were converted into Common Stock. In the event of dissolution, the holders of Series A preferred shall be entitled to receive $25,000 per share, plus accrued dividends, prior to any distribution to holders of Series B preferred stock and the holders of Common Stock.

At December 31, 2004 and 2003, 28 shares of Series A Redeemable Convertible Cumulative Preferred Stock were outstanding.

SERIES B
During the year ended December 31, 2000, the Company issued 1,292 shares of Series B Redeemable Convertible Cumulative Preferred Stock at $2,500 per share for net proceeds of $3,230,000. The shares are redeemable at the option of the Company at $3,000 per share plus accrued dividends and, in June 2002, became redeemable at the option of the holder at $2,500 per share plus accrued dividends.

The Series B Redeemable Convertible Cumulative preferred stock provides annual dividends, at the rate of $250 per share, payable in cash, which are cumulative and have priority over dividends on the Common Stock. Dividends in arrears at December 31, 2004 and 2003 were $1,137,755 and $874,275, respectively.

Each share of Series B preferred is convertible into 835 shares of Common Stock at the holder's option, and is non-voting. The Series B preferred shall automatically be converted into Common Stock in the event of an underwritten public offering. During the years ended December 31, 2004 and 2003, no shares of Series B preferred stock were converted into Common Stock. In the event of dissolution, the holders of Series B preferred shall be entitled to receive $3,000 per share, plus accrued dividends, prior to any distribution to holders of Common Stock.

At December 31, 2004 and 2003, 1,054 shares of Series B Redeemable Convertible Cumulative Preferred Stock were outstanding.

10. STOCK OPTIONS AND WARRANTS

At December 31, 2004, the Company has options granted under three fixed stock option plans, and grants of non-plan options, which are described below. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," to account for its fixed plan stock options issued to employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

EMPLOYEE FIXED STOCK OPTION PLANS:

On August 15, 1999, the Company adopted an Outside Directors Stock Option Plan, which provides for the granting of 2,000,000 stock options to members of the Board who are not full or part time employees of the Company. Under the plan, each eligible director will be granted an option to purchase up to 200,000 shares on the date the person is elected to the Board and will be granted an option to purchase 50,000 shares upon reelection to the Board at each annual shareholders meeting. The stock options are not exercisable until six months after the grant date and are exercisable over a five-year period. As of December 31, 2004, no options are outstanding under this plan.

On August 18, 2000, the Company adopted a Long Term Incentive Program, which provides for the granting of 4,000,000 stock options and stock appreciation rights (SARs) to key employees. Options granted may be either "incentive stock options," pursuant to provisions of the Internal Revenue Code, non-qualified options, or restricted stock awards. The stock options are exercisable for a period no longer than ten years after the date they are granted. Pursuant to the terms of the Plan, no new awards may be granted under the Plan after September 1, 2002. As of December 31, 2004, options to purchase 324,997 shares of Common Stock at $3.00 and $5.00 per share are outstanding under the plan.

On November 17, 2003, the Company adopted the 2003 Equity Incentive Program, which provides for the granting of 4,000,000 stock options and stock appreciation rights (SARs) to key employees. Options granted may be either "incentive stock options," pursuant to provisions of the Internal Revenue Code, non-qualified options, or restricted stock awards. Exercise prices of stock options are generally not less than the fair market value of Common Stock on the grant date. Options vest at a rate of at least 20% per year over five years from the date the option is granted. Stock options are exercisable for a period no longer than ten years after the date they are granted. The Plan shall terminate November 17, 2013. As of December 31, 2004, options to purchase 30,500 shares of Common Stock at $1.10 per share are outstanding under this Plan.

On November 17, 2003, the Company adopted the 2003 Stock Option Plan for Outside Directors (Directors) and Advisory Board Members (Director Advisors), which provides for the granting of 2,000,000 stock options to members of these Boards who are not full or part time employees of the Company. Under the Plan, each eligible Outside Director will be granted an option to purchase up to 100,000 shares on the date the person is elected to the Board and will be granted an option to purchase 25,000 (50,000 if Chairman) shares upon reelection to the Board at each annual shareholders meeting, provided the Director has-served for the previous twelve months. Each Outside Director who is appointed to the Company's Audit Committee, Compensation Committee, Finance Committee or an other "Qualifying" Committee shall be granted an option to purchase 5,000 shares for each Qualifying Committee upon which he serves upon the date which person is first appointed to serve and will be granted an option to purchase 5,000 shares on the day after the annual shareholders meeting for each committee he serves on, provided the Director has served the previous twelve month. Each eligible Director Advisor will be granted an option to purchase up to 25,000 shares on the date the person is first appointed as an Advisory Board member and will be granted an option to purchase 10,000 shares upon reappointment to the Advisory Board at each annual shareholders meeting, provided the Director Advisor has served for the previous twelve months. Exercise price of stock options shall be 110% of the fair market value per share on the grant date. The options granted become exercisable for (a) 1/3 of option shares upon grant (b) 1/3 of option shares on first year's anniversary date and (c) 1/3 of options shares on third anniversary date. The Plan may be amended or terminated by the shareholders of the Company or by the Administrator provided the Administrator consults with the Board and/or legal counsel. As of December 31, 2004, options to purchase 366,666 shares of Common Stock at $1.43 per share are outstanding under this Plan. The Plan shall continue in existence for a term of ten years unless terminated by the Company.

EMPLOYEE FIXED NON-PLAN OPTIONS

During the years ended December 31, 2004 and 2003 the Company granted non-plan options to acquire 500,000 and 510,000 shares of Common Stock, exercisable at $1.10 and $1.30 respectively, to employees and members of the Company's Board of Directors. Vesting periods range from immediate to 2006, and options expire 1 to 10 years from the grant date.

EMPLOYEE VARIABLE NON-PLAN OPTIONS

During the year ended December 31, 2001, the Company granted non-plan options to acquire 3,000,000 shares of Common Stock to a former officer and former employee. The options were subject to certain Company earnings performance targets. As of December 31, 2003 all options expired. A summary of the status of the Company's employee fixed-plan options, fixed non-plan options and variable non-plan options as of December 31, 2004 and changes during the year then ended is presented below:

2004

	Employee Fixed Plan Options		Employee Fixed Non-Plan Options	
	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares
Outstanding at beginning of year	$ 1.76	1,294,996	$ 3.07	1,810,004
Granted*	1.24	55,500	1.10	2,500,000
Exercised	--	--	--	--
Forfeited	1.43	60,000		
Expired	1.70	568,333	3.00	100,001
Outstanding at end of year	$ 2.19	722,163	$ 2.61	4,210,003
Exercisable at year-end	2.34	603,496	2.56	3,793,331
Weighted average fair value of options granted during the year	$ .32		$ .27	
Weighted average remaining contractual life in years	6.1		4.7	

----

* Includes 2,000,000 options originally granted in 2001 and erroneously reported as expired in 2003 10KSB. Weighted average fair value calculation is for 500,000 options granted in 2004 only.

A summary of the status of the Company's employee fixed plan options, fixed non-plan options and variable non-plan options as of December 31, 2003 and changes during the year then ended is presented below:

2003	Employee Fixed Plan Options		Employee Fixed Non-Plan Options		Employee Variable Non-Plan Options	
	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares
Outstanding at beginning of year	$ 3.04	569,995	$ 3.11	4,150,005	$ 3.00	2,000,000
Granted	1.43	870,000	1.30	510,000	--	--
Exercised	--	--	--	--	--	--
Forfeited	--	--	--	--	--	--
Expired*	2.82	144,999	3.11	2,850,001	3.00	2,000,000
Outstanding at end of year	$ 1.76	1,294,996	$ 3.07	1,810,004	$ --	--
Exercisable at year-end	$ 1.94	858,729	$ 3.54	974,999	--	--
Weighted average fair value of options granted during the year	$ .346		$ 3.56		$ --	
Weighted average remaining contractual life in years	7.17		6.6			

----

* Includes 2,000,000 options originally granted in 2001 and erroneously reported as expired in 2003 10KSB

NON-EMPLOYEE FIXED NON-PLAN OPTIONS

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in accounting for stock-based transactions with non-employees, the Company records compensation expense in the statement of operations when such equity instruments are issued.

During the years ended December 31, 2004 and 2003, the Company granted options to acquire -0- and 3,000,000 respectively, shares of Common Stock to third parties as compensation for services rendered to the Company. The options are exercisable at $1.30 per share, fully vested at the date of grant and expire through 2023. In connection with these grants, the estimated fair value, computed using the Black-Scholes option valuation model, of the options and warrants granted approximated the value of the services rendered, and the Company recorded expenses for the services rendered of $0 in 2004 and $1,288,244 in 2003. Additionally, deferred compensation of $65,576 was recorded in 2001 for those options and warrants with vesting provisions, and this amount is being amortized to expense through 2004.

NON-EMPLOYEE VARIABLE NON-PLAN OPTIONS

During the year ended December 31, 2000, the Company granted options to acquire 4,738,800 shares of Common Stock to third parties for services rendered by third parties. The options are exercisable at the holder's option, in a cashless manner by surrendering options held on appreciated shares of Common Stock. As of December 31, 2004, options for 1,400,000 shares of Common Stock remain outstanding.

A summary of the status of the Company's non-employee fixed non-plan options and variable non-plan options as of December 31, 2004 and changes during the year then ended is presented below:

2004	Non-Employee Fixed Non-Plan Options		Non-Employee Variable Non-Plan Options	
	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares
Outstanding at beginning of year	$ 1.50	3,485,000	$ 2.00	1,400,000
Granted	--	--	--	--
Exercised	--	--	--	--
Forfeited	--	--	--	--
Expired	$ 3.63	220,000	--	--
Outstanding at end of year	$ 1.41	3,265,000	$ 2.00	1,400,000
Exercisable at year-end	$ 1.41	3,265,000	$ 2.00	1,400,000
Weighted average fair value of options granted during the year	$ --		$ --	
Weighted average remaining contractual life in years	17.5		.4	

A summary of the status of the Company's non-employee fixed non-plan options and variable non-plan options as of December 31, 2003 and changes during the year then ended is presented below:

2004	Non-Employee Fixed Non-Plan Options		Non-Employee Variable Non-Plan Options	
	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares
Outstanding at beginning of year	$ 3.10	535,000	$ 2.00	1,400,000
Granted	1.30	3,000,000	--	--
Exercised	--	--	--	--
Forfeited	--	--	--	--
Expired	3.00	50,000	--	--
Outstanding at end of year	$ 1.50	3,485,000	$ 2.00	1,400,000
Exercisable at year-end	$ 1.40	3,457,800	$ 2.00	1,400,000
Weighted average fair value of options granted during the year	$ 0.43		$ --	
Weighted average remaining contractual life in years	17.35		1.4	

During the year ending December 31, 2004, the Company sold warrants to acquire 509,500 shares of the Company's Common Stock for $509,500. The warrants are exercisable between $0.00 and $0.60 per share, were fully vested on the date of grant and have a five-year term.

During the year ended December 31, 2004, the Company granted warrants to acquire 235,002 shares (to a former member of the Company's Board of Directors) of Common Stock in connection with notes payable aggregating $1,125,000. The warrants are exercisable between $0.07 and $1.02 per share, were fully vested at the date of grant and have a 20-year term. The estimated fair value of the warrants is $278,986.

During the year ended December 31, 2004, the Company granted warrants to acquire 225,000 shares of Common Stock in connection with the settlement of a lawsuit. The warrants are exercisable at $1.00 per share, were fully vested at the date of grant and have a five-year term. The estimated value of the Warrants was $36,115.

During the year ended December 31, 2004, the Company granted warrants to acquire 4,870,000 shares of common stock in connection with bridge financing notes payable. The warrants are exercisable at $1.00 and $1.25 per share, were fully vested at the date of grant and have a five year term. The estimated value of the warrants was approximately $392,000. During 2004, approximately $316,000 related to these warrants was amortized to interest expense.

During the year ended December 31, 2003, the Company sold warrants to acquire 694,580 shares of the Company's Common Stock for $694,580. The warrants are exercisable between $0.00 and $0.60 per share, were fully vested on the date of grant and have a five-year term.

During the year ended December 31, 2003, the Company granted warrants to acquire 542,309 shares (530,000 to a member of the Company's Board of Directors and 12,309 to a third party) of Common Stock in connection with notes payable aggregating $1,325,000. The warrants are exercisable between $0.07 and $1.02 per share, were fully vested at the date of grant and have a 20-year term. The estimated fair value of the warrants is $674,946.

A summary of the outstanding warrants issued for cash, financing and settlement as of December 31, 2004 is presented below:

Description	Shares
Warrants issued for cash	2,164,635
Warrants issued for financing	5,860,121
Warrants issued in settlement of lawsuit	225,000
Total shares	8,249,756

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2004, the Company has Federal and Florida net operating losses (NOL) of approximately $24,226,000. The NOL expires during the years 2018 to 2024. In the event that a significant change in ownership of the Company occurs as a result of the Company's issuance of common and preferred stock, the utilization of the NOL carryforward will be subject to limitation under certain provisions of the Internal Revenue Code. Management does not presently believe that such a change has occurred. Realization of any portion of the $9,821,760 of net deferred tax assets at December 31, 2004 is not considered more likely than not by management; accordingly, a valuation allowance has been established for the full amount.

The reconciliation of income tax benefit computed at the United States federal tax rate of 34% to income tax benefit is as follows:

	Year ended December 31,	
	2004	2003
Tax benefit at the United States statutory rate	$ 868,401	$ 1,809,373
Adjustments to prior year estimates to actual	(41,796)	193,177
Stock Options	(202,359)	(445,434)
Other	14,469	(45,071)
Valuation allowance	(638,715)	(1,512,045)
Income tax benefit	$ --	$ --

Significant components of the Company's deferred tax assets are as follows:

	December 31,	
	2004	2003
Deferred tax assets:		
Organizational costs, accrued liabilities, and other	$ 306,513	$ 221,246
Net operating loss carryforwards	9,116,400	8,003,599
Compensation related to equity instruments issued for services	398,847	958,200
Valuation allowance	(9,821,760)	(9,183,045)
Net deferred tax asset	$ --	$ --

12. RELATED PARTY TRANSACTIONS

Accounts payable - related parties consist of:

	December 31,	
	2004	2003
Due to employees and director	$ 203,419	$ 188,235
Due to Ocean Futures Society	169,022	128,730
Due to Carnegie Mellon University	255,073	531,213
	$ 627,514	$ 848,178

LICENSE AGREEMENT

On July 17, 2000 the Company entered into a License Agreement with Ocean Futures Society ("OFS") and Jean-Michel Cousteau, a director of the Company, whereby the Company agreed to pay OFS 2% of its revenues from sales of products, equipment leases and services in exchange for the exclusive right to utilize their names in connection with marketing, advertising, sales and distribution of the Company's products and water-jetting services in the ship cleaning industry. For the years ended December 31, 2004 and 2003, royalty expenses were $40,292 and $50,180, respectively, as of December 31, 2004 and 2003, and $169,022 and $128,730, respectively, is included in accounts payable - related parties in the accompanying balance sheets.

DEVELOPMENT AGREEMENT

On September 3, 1999 the Company entered into a Development Agreement with Carnegie Mellon University, through the National Robotics Engineering Consortium ("NREC"), to develop technologies based on the Company's base technology for ultra high-pressure coatings removal. The project director of NREC is a director of the Company. In accordance with the agreement, any technology developed by the Company prior to entering into the Development Agreement or developed without NREC's assistance will belong exclusively to the Company. New technology or technology that may be used outside the field of ultra high-pressure cleaning will belong to NREC, however, the Company will have the right to license the technology if it is based on funds provided by the Company. At the year ended December 31, 2003, $531,213 was included in accounts payable related to the Development Agreement. On June 11, 2004, an amendment to the Development Agreement was executed reducing the amount due to Carnegie Mellon from $531,213 to $305,073. The Company paid $50,000 on June 15, 2004 and has a liability of $255,073 reflected in accounts payable - related parties in the accompanying balance sheet as of December 31, 2004.

MANAGEMENT AGREEMENT

On September 1, 2000 the Company entered into an agreement with Wallem Shipmanagement Limited ("Wallem") whereby Wallem will provide all of the Company's management and marketing for its contract services in the heavy marine industry. For the years ended December 31, 2004 and 2003, fees to Wallem were $0 and $59,962, respectively. No accounts payable - related party balances existed for the years ended December 31, 2004 and 2003. The managing director of Wallem was a director of the Company until his resignation on October 22, 2004.

13. MAJOR CUSTOMERS

During 2004, revenues from one customer, Shaw-Robotics Environmental Service, LLC ("Shaw-Robotic") accounted for 99.6% of revenues. At December 31, 2004, accounts receivable includes $47,825 from this customer. During 2003, revenues from two customers, Shaw-Robotic and Grand Bahama Shipyard, accounted for 71% and 25% of revenues, respectively. At December 31, 2003, accounts receivable includes $27,275 and $236,567 from these major customers, respectively.

14. COMMITMENTS AND CONTINGENCIES

Substantially all of the Company's operations are devoted to the removal of paint, the disposal of which is regulated by various federal, state and international laws. Compliance with these provisions has not had, nor does the Company expect it to have, any material affect upon the capital expenditures, results of operations, financial condition or competitive position of the Company. The Company believes that it is in substantial compliance with all environmental laws and regulations applicable to its business as currently conducted.

On December 21, 2001, the Company filed a complaint in the Circuit Court in and for Palm Beach County, Florida against Mark H. Mirkin and Mirkin & Woolf, P.A., the Company's former corporate and securities counsel and transfer agent, seeking a declaration from the court that a Warrant to purchase 1,653,800 shares of the Company's Common Stock for $0.625 per share obtained by Mirkin & Woolf, P.A. in April 1998 was void. In May 2002, the Company amended the complaint to remove Mr. Mirkin as an individual defendant in the complaint. Mirkin & Woolf attempted to exercise the Warrant in April 2001, but shares were not issued as the exercise was subject to the resolution of the aforementioned action. On November 11, 2004, the Company and defendant entered into a "Settlement Agreement and Mutual Release" whereas the Company agreed to pay Mirkin & Woolf $50,000 and issue a Warrant to purchase 225,000 shares of the Company's Common Stock for $1.00 per share, exercisable for a five year period. The Warrant dated April 3, 1998, which was the subject of this action was rendered null, void, cancelled and unenforceable. The Company paid $26,500 in 2004 and has a liability of $23,500 reflected in accounts payable in the accompanying balance sheet as of December 31, 2004. The Company issued all warrants required by the settlement in 2004.

In January 2003, Marvin Engineering Co., Inc. and Clean Water Technology, Inc. ("MEC/CWT") filed a complaint against the Company in the United States District Court, Central District of California seeking the sum of $111,023 in unpaid invoices for water filtration equipment delivered to the Company during 2002. The equipment did not perform to the Company's specifications, and therefore, the Company does not believe it is obligated to make such payment. The Company paid $37,000 to Marvin Engineering in 2003. On June 29th, 2004, the parties executed a "Compromise and Settlement Agreement and Full Release". The parties agreed that the Company pay MEC/CWT $40,000 by July 30, 2004. The parties also agreed that the disputed equipment would be picked up by MEC/CWT at the Company's place of business. The Company paid MEC/CWT $20,000 on July 16, 2004 and intends to pay the remaining balance as funds become available. MEC/CWT picked up the disputed equipment. The Company has recorded a liability for the settlement amount less the July payment in accounts payable in the accompanying balance sheet as of December 31, 2004.

On November 12, 2003 the Company entered into an Exclusive Service Contracting Agreement with Shaw-Robotic. This contract contained minimum purchases of the Company's equipment of four systems, a 5% royalty on revenues from services utilizing the equipment and lease of the equipment, and exclusive purchase of spare parts and services. This was a one-year agreement with six one-year options by Shaw-Robotic. This agreement covered the use of the Company's M3500 equipment in North America and the Bahamas. On October 6, 2004, the Company acknowledged notification from Shaw Robotic Environmental Services, LLC of their intent not to renew the Exclusive Services Contractor Agreement. As a result, the contract's initial one-year term expired on November 12, 2004, at which time the Company was free to negotiate with other service providers or engage in direct sales or contracting services in order to continue the development of the North American market for its M3500 Robotic System.

The Company has one employment agreement, entered into October 3, 2003 with the Chief Executive Officer calling for annual base compensation of $200,000 in Year 1; $225,000 in Year 2; and $250,000 in Year 3. The employment agreement includes incentive stock options and cash bonuses if certain performance goals are met over the next three years. As of December 31, 2004 and 2003, accrued expenses included $85,185 and $37,996, respectively, of accrued officer's salary. There are no other employment contracts.

In September 2001, the Company entered into a Consulting Agreement with a director that provides for consulting fees of $10,000 per month, through September 2003, and potential additional sales bonuses in exchange for marketing and sales services related to efforts to promote the Company's products and water-jetting services to the United States Navy and certain large U.S. shipyards and defense contractors. In connection with this Consulting Agreement, $240,000 in consulting fees is included in notes payable to related parties and $38,914 and $11,000 in commissions are included in accounts payable - related parties as of December 31, 2004 and 2003, respectively.

In October 2003, the Company entered into a Consulting Agreement with a shareholder that provides for base consulting fees of $200,000 in Year 1; $225,000 in Year 2; $250,000 in Year 3; and $250,000 in Year 4. Upon execution of the Contract, 3,000,000 stock options were granted at an exercise price of $1.30 per share with a 10-year term. The options were fully vested as of the effective date of Contract, have a 10-year term and survive termination of the Contract for any reason. In connection with these grants, the estimated fair value, computed using the Black-Scholes option valuation model, of the options granted approximated the value of the services rendered, and the Company recorded expenses for the services rendered of $1,288,244 for the year ended December 31, 2003.

The Company currently maintains office facilities in Stuart, Florida. The Company does not currently own or operate any manufacturing, operating or shipbuilding or repair facilities. The Company rents equipment, office space and warehouse storage space under operating leases expiring at various dates through August 31, 2006. The two operating leases for office and warehouse space have options to renew for additional five-year terms with annual rent increases of 3.25%. At December 31, 2004, future minimum lease commitments under all non-cancelable operating leases are as follows:

Years ending December 31,	
2005	$ 112,807
2006	48,388
2007	12,930
2008	728
Total	$ 174,853

Rent expense for the years ended December 31, 2004 and 2003 aggregated approximately $165,419 and $187,000, respectively.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosure is as follows:

	December 31,	
	2004	2003
Cash paid for interest	$ 107,231	$ 106,380
Non-cash investing and financing activities:		
Settlement of note payable by purchaser in connection with equipment sale	$ --	$ 65,776
Accrued preferred stock dividends	$ 368,500	$ 368,500
Warrants issued in connection with financing	$ 670,136	$ 671,237
Common Stock issued to settle liabilities	$3,644,906	$ --
Issuance of warrants in settlement of liabilities	$ 36,115	$ --

16. SUBSEQUENT EVENTS

From January 1, 2005 through April 13, 2005, the Company raised $2,001,500 in convertible bridge finance notes payable that contain two detachable warrants for every dollar of principal to acquire shares of common stock at an exercise price of $1.00 and $1.25 per share including $1,551,500 which was immediately converted to equity.